UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: May 19, 2003

Date of Earliest Event Reported: May 15, 2003

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 0-25464

VIRGINIA	54-1387365
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of principal executive offices)

Registrant's telephone number, including area code: (757) 321-5000

Item 9. Regulation FD Disclosure.

On May 15, 2003, Dollar Tree Stores, Inc. issued a press release announcing that it has signed a binding agreement to acquire Greenbacks, Inc. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

In addition, the Company hosted a publicly available telephone conference call on May 16, 2003 to discuss this transaction. The following summarizes information discussed in the Company's conference call. The Company is filing this Form 8-K pursuant to the Securities and Exchange Commission's Regulation FD.

Overview of the Transaction and Greenbacks

Subject to regulatory and other customary closing conditions and contractual adjustments, Dollar Tree will acquire Greenbacks for approximately $100 million in cash. The transaction will be accounted for under the purchase method of accounting and is expected to be consummated in mid-June 2003. We expect to assume less than $10 million in debt related to this transaction.

Greenbacks is a privately held company currently operating 96 stores in 10 western states. The company generated sales of $127.5 million in calendar year 2002 with a corporate operating margin of less than 8%. During the last five years, sales have grown at an annual rate of 37% and profits have grown faster. Greenbacks operates an expandable 252,000 square foot distribution center in Salt Lake City.

Greenbacks' stores are located primarily in strip shopping centers and average approximately 11,500 gross square feet or 9,200 selling square feet, about the same size that we are now opening. Average sales per store are approximately $1.4 million, based on a six-day week. Greenbacks' stores had comparable store net sales increases in the mid-single digits in calendar year 2002.

Earnings

We expect Greenbacks will be accretive to our earnings per share by 2-3 cents in the current fiscal year, after acquisition costs and depending on the timing of closing. We plan to operate a majority of Greenbacks stores 7 days a week compared to its current 6 days. This will allow us to gain additional leverage opportunities. In fiscal year 2004, we anticipate at least 7 cents of earnings per share accretion. We also have an opportunity for additional cost improvement by having some of their stores serviced out of our distributions centers. Our current sales and earnings guidance does not include these accretion projections.

Merchandise

Greenbacks' merchandise mix is similar to our mix of 40% consumable merchandise and 60% variety and seasonal merchandise. Greenbacks imports approximately 20% of their merchandise mix compared to our approximately 40-45% import mix. Greenbacks purchases closeouts at about the same level we do. In the next 12-18 months, we plan to improve merchandise value offerings and improve merchandise margins.

Growth

Since this acquisition is accounted for as a purchase, we will treat the Greenbacks stores as new stores. They will enter our comparable store net sales base 14 months after the closing of the transaction, just like our new stores enter the comparable store base after they have been open for 14 months.

As a result of the Greenbacks acquisition, consisting of 96 stores plus 5 other stores that Greenbacks was planning to open this year, we expect to increase our selling square footage growth to approximately 28-30% for fiscal year 2003 compared to our current 22% selling square footage growth guidance.

Store Layout and System Integration

In the current fiscal year, as time permits, we plan to install point-of-sales systems in all Greenbacks stores, remodel select stores and enhance fixtures to realize additional sales potential. We expect to convert Greenbacks to our name and merchandise mix within 18 months. We anticipate the capital cost of store conversions to be in the range of $30,000-$100,000 per store. We also expect to add our warehouse management technology to the Greenbacks distribution center as soon as possible following the closing of the transaction.

This filing contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding:

- the closing date of acquisition;
- earnings per share accretion;
- the amount of debt to be assumed in the acquisition;
- merchandise offerings and margins;
- our selling square-footage growth;
- store layout and system integration plans and;
- capital costs.

These forward-looking statements are subject to numerous risks and uncertainties that may affect us including, a variety of factors that may cause the combined companies' actual results to differ materially from anticipated results or other expectations described in these statements. Such factors include:

- failure of the merger to be consummated or failure of the combined company to integrate successfully;
- the outbreak of war and other national and international events, such as terrorism;

- adverse economic conditions, such as declining consumer confidence or spending, or bad weather;
- possible difficulties in meeting our net sales and other expansion goals and anticipated comparable store net sales results, which may result in loss of leverage of operating expenses;
- potential increases in the cost of or disruption of the flow of our imported goods, including disruptions that could arise if the Severe Acute Respiratory Syndrome (SARS) epidemic in the Far East worsens;
- the difficulties in managing our aggressive growth plans, including opening stores on a timely basis;
- competition and possible increases in merchandise costs, shipping rates, freight costs, or other operating costs such as wage levels;
- the capacity and performance of our distribution network and our ability to expand its capacity in time to support our net sales growth; and
- changes in accounting standards.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections in our Annual Report on Form 10-K filed March 28, 2003, as well as the risk factors appearing on pages 3-4 of the Annual Report. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this filing to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of future events and you should not expect us to do so.

Item 7. Financial Statements and Exhibits.

    (c)   Exhibits

Exhibit #   Description

99.1   Dollar Tree Stores, Inc.'s press release regarding its agreement to acquire Greenbacks, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DATE: May 19, 2003

DOLLAR TREE STORES, INC.

By:

Frederick C. Coble
Chief Financial Officer